Aegerion Pharmaceuticals, Inc.
One Main Street, Suite 800
Cambridge, MA 02142

VIA EDGAR

August 7, 2019

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Jeffrey Gabor

Re:	Aegerion Pharmaceuticals, Inc. Form T-3 (File No. 022-29077)

Ladies and Gentlemen:

This letter is sent on behalf of Aegerion Pharmaceuticals, Inc. (the “Company”) and the co-applicants listed in the above-referenced Form T-3, as amended (the “Form T-3”) filed with the Securities and Exchange Commission (the “Commission”) by the Company and co-applicants pursuant to the Trust Indenture Act of 1939, as amended (the “TIA”).  Pursuant to the TIA, the Company, on behalf of itself and the co-applicants, hereby respectfully requests that the Form T-3 be declared eligible and qualified on or before 4:00pm, Eastern Time, on August 9, 2019 or as soon as practicable thereafter.

Very truly yours,

Aegerion Pharmaceuticals, Inc.

/s/ Barbara Chan
Barbara Chan
Director